SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F T       Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___     No T

CRESUD S.A.C.I.F. and A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series III Floating Rate Notes in a principal amount of Ps. 35,650,040 due 2012.

CRESUD Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria Floating
Rate Series III Notes in a principal amount of Ps. 35,650,040 due 2012

The Company informs that on April 23, 2012 will start the payment of the seventh installment of interests and the third installment of capital related to the Series III Notes issued on July 21, 2010.

Payment Agent:	Caja de Valores S.A. (25 de Mayo 362, Buenos Aires, Argentina).

Date of effective payment:	April 23, 2012.

Number of service to be paid:	Seventh installment of interests and third installment of capital.

Period comprised by the payment:	January 16, 2012/April 23, 2012

Concept of payment:	Capital (33.34%) and Interests (100%).

Payment Currency:	The payment will be made in Pesos.

Capital Outstanding:	Ps. 11,885,723.34.

Annual Nominal Interest:	18.0703%.

Interest being paid:	Ps. 576,665.80.

Capital being paid:	Ps. 11,885,723.34.

The capital and interests will be paid through Caja de Valores S.A. to the people at whose name the Notes were registered on April 20, 2012.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By: /S/ Saúl Zang

Name: Saúl Zang

Title: Vice Chairman of the Board of Directors

Dated: April 19, 2012.